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                          [Perkins Coie LLP Letterhead]

                                                          April 1, 2005


Sara W. Dunton, Branch Chief
Hanna T. Teshome, Attorney-Advisor
United States Securities and
    Exchange Commission
Division of Corporation Finance
Washington, DC  20549

          RE:  TEEKAY LNG PARTNERS L.P.
               FORM F-1 FILED NOVEMBER 23, 2004
               FILE NO. 333-120727

Ladies and Gentlemen:

     On behalf of Teekay LNG Partners L.P., we enclose Amendment No. 2 to its Registration Statement on Form F-1. The Amendment, together with this letter, responds to the comments made by the staff in your letter of February 15, 2005. For your convenience, the responses have been keyed to the comments. Page numbers in the responses refer to Amendment No. 2, unless otherwise noted.

NOTE 3. SIGNIFICANT FORECAST ASSUMPTIONS
INTEREST EXPENSE, PAGE 66

     1. Please disclose the amount of debt and related capitalized interest associated with new construction that has been excluded, along with the associated interest rate.

     RESPONSE TO COMMENT NO. 1:

     The Partnership has revised the disclosure on page 66 under "Interest Expense" beginning on page 65 to include the information requested.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, PAGE 146

     2. Revise your disclosure to describe in greater detail the "incentive fee" that may be payable by you to your general partner, Teekay Shipping Corporation, pursuant to the omnibus agreement. Quantify the incentive fee and discuss the extent to which the amounts payable are discretionary. Furthermore, to the extent that this incentive fee reduces your cash available for distribution, please revise the "Risk Factors" and "Cash Available for Distribution" sections.

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April 1, 2005
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     RESPONSE TO COMMENT NO. 2:

     As stated in the prospectus, any incentive fees will be made by the Partnership to Teekay Shipping Corporation only in the sole discretion of the independent conflicts committee of the general partner's board of directors. Included in the discretion of the conflicts committee will be the timing and amount of any fees and any criteria for their payment. Because the conflicts committee has not made any determination to pay any incentive fees, and has not determined specific factors relating to payment of the fees, the Partnership does not have a reasonable estimate to quantify them.

     The Partnership has revised its:

     o Risk Factor section on page 35 under "Fees and cost reimbursements... will reduce our cash available for distribution to you" and the Cash Available for Distribution section on page 65 under "General and Administrative Expenses" to clarify that any incentive fees would reduce cash available for distribution, and

     o Certain Relationships and Related Party Transactions section on page 148 under "Omnibus Agreement -- Noncompetition" to clarify that the timing and amount of any incentive fees and the criteria, if any, for their payment will be determined in the sole discretion of the conflicts committee, and that it has not yet made any such determination.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES, PAGE 155

     3. We note your response to comment 47 and 23 that the provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States. Please provide a detailed comparison of the material differences from Marshall Islands law to the United States law for your unitholders. Otherwise, please provide representation that there are no material differences between Marshall Islands law and United States law.

     RESPONSE TO COMMENT NO. 3:

     The Partnership has revised the disclosure on page 155 to include a statement that the Partnership is not aware of any material difference in unitholder protection between the Marshall Islands limited partnership act and the Delaware Uniform Limited Partnership Act. During the week of March 28, 2005, the Marshall Islands legislature approved a significant revision to the Marshall Islands limited

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April 1, 2005
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     partnership act to conform it to the Delaware act. The Partnership has made further revisions to the disclosure to reflect these changes.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF TEEKAY LNG
PARTNERS L.P.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1. BASIS OF PRESENTATION, PAGE F-8

     4. Refer to prior comment number 64. We note that you could not estimate for pro forma purposes expenses associated with the services agreement and fees and costs of the general partner. However, expenses for such were reflected in the forecast. Please reconcile the respective treatments for pro forma and forecast purposes.

     RESPONSE TO COMMENT NO. 4:

     The expenses associated with the services agreements and fees and cost reimbursements of the general partner are reflected in the forecast because the Partnership has made an estimate of what those reimbursements might be for the purposes of the forecast. However, the Partnership does not believe that the amounts are sufficiently certain to include in its pro forma financial statements.

     To meet the higher standard for inclusion of amounts in pro forma results, applicable accounting guidance requires (a) the amounts to be specific or fixed or (b) a reasonable basis for determining the amounts. Although the Partnership believes its forecasted amounts are a reasonable estimate, it does not believe there is a sufficient level of certainty or historical or factual basis to make pro forma disclosure appropriate under applicable standards.

NOTE 3. PRO FORMA ADJUSTMENTS AND ASSUMPTIONS, PAGE F-9

     5. For each period presented, please clearly disclose how basic and diluted earnings per unit for each type of unit and in total were calculated and the basis for the number of units used in the calculation. Your disclosure should include the rights to earnings of each type of unit in determining the amount of earnings allocated to each type of unit.

     RESPONSE TO COMMENT NO. 5:

     The Partnership has added Note 5 on page F-10 in response to the comment.

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     6.   Also, please cross reference the calculation of pro forma earnings per unit disclosed in "Summary" and "Selected" data to the calculation here.

     RESPONSE TO COMMENT NO. 6:

     The Partnership has added footnote 7 to the applicable pro forma net loss per unit items in the "Summary" and "Selected" tables on pages 16 and 73 to cross reference the calculation.

CONSOLIDATED AUDITED FINANCIAL STATEMENTS OF TEEKAY SHIPPING SPAIN
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION, PAGE F-18

     7. Refer to prior comment number 71. We note that you do not use self insurance as a form of insurance. It appears from your disclosure at the top of page 133 that you have self insurance that is guaranteed by a related company. Please clarify your response in regard to this disclosure, and tell us the related company that provides the guarantee.

     RESPONSE TO COMMENT NO. 7:

     The disclosure on page 133 of Amendment No. 1 was intended to state that the Partnership complies with the Coast Guard COFR standards through one of the acceptable means. The Partnership, however, does not currently use self-insurance. Instead, Teekay Spain pays premiums to a company called Shoreline of Bermuda, which provides a guaranty for each of the Partnership's vessels trading in the United States. Shoreline of Bermuda is not affiliated with the Partnership. The Partnership has revised the disclosure on pages 132 and 133 to clarify its current use of third-party guaranties, and the possibility of using additional third-party guaranties or self-insurance in the future.

     8. Additionally, explain to us how you account for the gross amount of claims covered by such guarantee. If claims are recorded net of the amount guaranteed, please explain why this presentation is appropriate.

     RESPONSE TO COMMENT NO. 8:

     Please see the response to Comment 7 regarding self insurance guaranties. The Partnership also notes that it has not had a claim under any of the third-party guaranties.

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NOTE 8. RELATED PARTY TRANSACTIONS, PAGE F-24

     9. Refer to prior comment number 78. Please explain whether or not the operations of NFT Gas prior to its acquisition by Teekay Spain were included in the financial statements of Teekay Spain, and why such reporting was appropriate. Tell us the amount of revenues, expenses and net income of NFT Gas for 2002.

     RESPONSE TO COMMENT NO. 9:

     NFT Gas was a single-purpose entity that began operations in September 2002 with the delivery of an LNG carrier; prior to that time, its only asset was a contract to build the LNG carrier. Prior to September 2002, the sole shareholder of NFT Gas, who was also the controlling shareholder of Teekay Spain, agreed to transfer ownership of NFT Gas to Teekay Spain. The purchase price was based upon the value of NFT Gas in September 2002, when the LNG carrier began to operate. The sole shareholder and Teekay Spain agreed that the cash flow generated by NFT Gas subsequent to September 2002 would accrue to the benefit of Teekay Spain regardless of when the transfer of ownership of NFT Gas would eventually be documented. Consequently, Teekay Spain determined that the effective date of the acquisition was in September 2002. Accordingly, although NFT Gas's acquisition by Teekay Spain was closed in December 2002, the results of NFT Gas have been included in Teekay Spain's financial statements since September 2002.

     In 2002, NFT Gas had $5.7 million of revenues, $5.9 million of expenses (including vessel operating expenses, interest and depreciation) and $0.2 million of net loss.

EXHIBITS

     10. Please note we will not be in a position to accelerate the effectiveness of this registration statement until the outstanding comments on your filing are resolved, including comments on any exhibits to be provided by amendment, such as the opinions. The staff will need ample time to review these exhibits once on file.

     RESPONSE TO COMMENT NO. 10:

     We appreciate your comment. The Partnership has filed all of the exhibits available at the time of filing Amendment No. 2 and intends to file the other exhibits when they become available in order to give the staff ample time to review the exhibits prior to requesting acceleration.

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                                    * * * * *

     We greatly appreciate your prompt response to this letter. If you have any further comments or questions regarding this letter, please contact Chris Hall at (503) 727-2048 or the undersigned at (503) 727-2008.

                                     Very truly yours,


                                     /s/ David S. Matheson
                                     -------------------------------------------
                                     David S. Matheson


Enclosures

cc (w/o enc.): Peter Evensen (Teekay LNG Partners L.P.)
               Stephen Woo (Citigroup Global Markets Inc.)
               Leo Chang (Watson, Farley & Williams)
               Alan Baden (Vinson & Elkins L.L.P.)
               Joshua Davidson (Baker Botts L.L.P.)